September 30, 2010



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561


Dear Sirs and Madams:

We have read SUB-ITEM 77K of Lotsoff Capital Management
Investment Trusts N-SAR dated September 30, 2010, and we agree with the statements made therein except that we have no basis on which to agree or disagree with the statements made in the third pargraph second sentence.


Yours truly,


Deloitte & Touche LLP